Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 3 L P
filed 1997-03-28
CIK 857850

                                                     1996
------------------------------------------------------------------------------
Prudential-Bache                                     Annual
Capital Return Futures                               Report
Fund 3, L.P.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
        LETTER TO THE LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1996

                         1177 Avenue of the Americas      Telephone 212 596 7000
                         New York, NY 10036               Facsimile 212 596 8910

Price Waterhouse LLP                                      (LOGO)


                       REPORT OF INDEPENDENT ACCOUNTANTS

January 29, 1997
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 3, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations and of changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 3, L.P. (the ``Partnership'') at December 31, 1996, and the results of its operations and the changes in its partners' capital for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund 3, L.P.

We have audited the accompanying statement of financial condition of Prudential-Bache Capital Return Futures Fund 3, L.P. as of December 31, 1995 and the related statements of operations and changes in partners' capital for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 3, L.P. as of December 31, 1995, and the results of its operations for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 29, 1996

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                                       2A

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                                December 31,
                                                                        ----------------------------
                                                                            1996            1995
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash and cash equivalents                                               $22,358,921     $20,889,009
Net unrealized gain on open commodity positions                             341,870       1,340,794
Options, at market                                                               --          41,162
                                                                        ------------    ------------
Total assets                                                            $22,700,791     $22,270,965
                                                                        ------------    ------------
                                                                        ------------    ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   991,115     $   877,911
Incentive fees payable                                                      256,496          74,959
Due to affiliates                                                            77,638          77,692
Accrued expenses                                                             62,974          63,404
Management fees payable                                                      54,531          53,350
                                                                        ------------    ------------
Total liabilities                                                         1,442,754       1,147,316
                                                                        ------------    ------------
Commitments
Partners' capital
Limited partners (115,048 and 131,345 units outstanding)                 21,045,294      20,572,015
General partner (1,163 and 3,522 units outstanding)                         212,743         551,634
                                                                        ------------    ------------
Total partners' capital                                                  21,258,037      21,123,649
                                                                        ------------    ------------
Total liabilities and partners' capital                                 $22,700,791     $22,270,965
                                                                        ------------    ------------
                                                                        ------------    ------------
Net asset value per limited and general partnership unit (``Units'')    $    182.93     $    156.63
                                                                        ------------    ------------
                                                                        ------------    ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                             1996           1995              1994
--------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions               $6,497,225     $ 3,827,887       $ 6,529,871
Change in net unrealized gain on open commodity
  positions                                               (1,002,361)      1,180,234        (1,703,856)
Interest from U.S. Treasury bills                            753,904         804,638           437,090
Realized gain on reserve assets                                   --           7,370           116,228
Change in net unrealized gain on reserve assets                   --         (91,359)         (780,823)
Interest from reserve assets                                      --         506,191         1,108,315
                                                         ------------    -----------     ---------------
                                                           6,248,768       6,234,961         5,706,825
                                                         ------------    -----------     ---------------
EXPENSES
Commissions                                                1,518,807       1,225,644           937,130
Other transaction fees                                       191,327         202,922           392,303
Letter of credit fees                                             --         103,003           238,647
Management fees                                              600,463         503,036           412,191
Incentive fees                                               597,331         206,647           684,373
General and administrative                                   160,359         187,320           178,048
Amortization of organizational costs                              --           6,245            17,020
                                                         ------------    -----------     ---------------
                                                           3,068,287       2,434,817         2,859,712
                                                         ------------    -----------     ---------------
Net income                                                $3,180,481     $ 3,800,144       $ 2,847,113
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
ALLOCATION OF NET INCOME
Limited partners                                          $3,157,728     $ 3,721,494       $ 2,802,550
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
General partner                                           $   22,753     $    78,650       $    44,563
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL
PARTNERSHIP UNIT
Net income per weighted average limited and general
  partnership unit                                        $    24.90     $     23.30       $     13.42
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
Weighted average number of limited and general
  partnership units outstanding                              127,714         163,100           212,138
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
--------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                 UNITS       PARTNERS       PARTNER         TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993            232,289     $27,825,210     $428,421     $28,253,631
Net income                                        --          2,802,550       44,563       2,847,113
Redemptions                                     (43,951)     (5,808,038)       --         (5,808,038)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1994            188,338      24,819,722      472,984      25,292,706
Net income                                        --          3,721,494       78,650       3,800,144
Redemptions                                     (53,471)     (7,969,201)       --         (7,969,201)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1995            134,867      20,572,015      551,634      21,123,649
Net income                                           --       3,157,728       22,753       3,180,481
Redemptions                                     (18,656)     (2,684,449)    (361,644)     (3,046,093)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1996            116,211     $21,045,294     $212,743     $21,258,037
                                                -------     -----------     --------     -----------
                                                -------     -----------     --------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 3, L.P. (the ``Partnership'') is a Delaware limited partnership formed on November 27, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the ``Partnership Agreement''). On May 30, 1990, the Partnership completed its offering having raised $65,520,000 from the sale of 648,625 units of limited partnership interest and 6,575 units of general partnership interest and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the ``General Partner'') which is an affiliate of Prudential Securities Incorporated (``PSI''), the Partnership's commodity broker. Both the General Partner and PSI are wholly-owned subsidiaries of Prudential Securities Group Inc. (``PSGI''). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   Initially, sixty percent (60%) of the net proceeds of the offering was deposited in the Partnership's trading accounts for commodity trading purposes (referred to as the Partnership's ``Traded Assets''). The General Partner generally maintains not less than seventy-five percent (75%) of the Traded Assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining twenty-five percent (25%) of the Traded Assets is held in cash in the Partnership's commodity trading accounts. As a protective device in conjunction with the letter of credit (see further discussion below), the remaining forty percent (40%) of the net proceeds was placed in reserve (the ``Reserve Assets'') and was not committed to commodities trading until June 30, 1995 (the ``Capital Return Date''). On the Capital Return Date, the letter of credit expired and the Reserve Assets were allocated for commodities trading to Willowbridge Associates Inc. (``Willowbridge''), an independent commodities trading manager.

   Since July 1995, all trading decisions have been made by Sjo, Inc. (``Sjo'') and Willowbridge (the ``Trading Managers''). All trading decisions for the Partnership from August 1992 through June 1995 were made by Sjo. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   An irrevocable letter of credit (``Letter of Credit'') was issued in favor of the Partnership by Citibank, N.A. (the ``Bank'') on May 30, 1990. The Letter of Credit was intended to provide protection to the limited partners against loss of their initial investment as of the Capital Return Date when the limited partners had the option to redeem their units and receive the greater of the then current net asset value per Unit or 100% of their initial investment. As described above, the Letter of Credit expired on June 30, 1995 (with no payment required by the Bank) and does not provide protection thereafter.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Commodity futures transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value of futures and forward contracts is reflected as net unrealized gain or loss. Option transactions are reflected in the statements of financial condition at market value which is inclusive of the net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   To the extent practicable, the Partnership invests a significant portion of its Traded Assets in U.S. Treasury bills to fulfill original margin requirements. Reserve Assets were invested in U.S. Treasury strips and a guaranteed investment contract (``GIC''). U.S. Treasury bills are carried at amortized cost, which approximates market value, while the U.S. Treasury strips and the GIC were carried at their market values. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for the Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102, ``Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.''

   The Partnership considers U.S. Treasury bills to be cash equivalents.

   Certain balances from prior years have been reclassified to conform with the current financial statement presentation.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from the Partnership's operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or are less than the amounts paid for the redeemed Units by the partners. Net realized profits or losses remaining after these allocations are allocated to each partner in proportion to such partner's capital account at year-end. Net income or loss for financial reporting purposes is allocated based on the weighted average number of Units outstanding during the period.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit reduced by each Unit's pro rata portion of unamortized organizational costs.

C. Costs, Fees and Expenses

Organizational costs

   Costs incurred to organize the Partnership, including but not limited to legal, accounting, registration fees and certain printing costs, are considered deferred organizational costs. These costs were capitalized and amortized over a 60-month period ending in 1995.

Commissions and Letter of Credit fees

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership paid PSI fees comprised of brokerage and Letter of Credit fees at an initial rate of 5/6 of 1% (a 10% annual rate) of the Partnership's Traded Assets as of the first day of each month. Such rate declined 1/2% per year until it reached an annual rate of 7.5% effective July 1, 1995 in accordance with the scheduled rate adjustment outlined in the Partnership's prospectus.

   Through June 30, 1995, the portion of the monthly fee paid to PSI representing Letter of Credit fees was calculated as follows: (i) .0007291 (an
 .875% annual rate) of the outstanding Letter of Credit amount as of the first day of each month was due to the Bank for issuing and maintaining the Letter of Credit and (ii) .0002083 (a .25% annual rate) of the outstanding Letter of Credit amount as of the first day of each month was due to PSGI for being obligated to make payment of a portion of the General Partner's repayment obligation in the event the General Partner was unable to do so. Following the expiration of the Letter of Credit on June 30, 1995 (see Note A), the Partnership was no longer obligated to pay these fees.

Management and incentive fees

   The Partnership pays each Trading Manager monthly management fees ranging from 1/6 of 1% (a 2% annual rate) to 1/4 of 1% (a 3% annual rate) of the portion of the Partnership's Traded Assets allocated to that Trading Manager as of the end of each month.

   In addition, the Partnership also pays the Trading Managers quarterly incentive fees ranging from 15% to 20% of the ``New High Net Trading Profits'' generated by each Trading Manager (as defined in the Advisory Agreement between the Partnership, the General Partner and each Trading Manager).

General and administrative fees

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for actual Partnership operating expenses payable by, or allocable to, the Partnership. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing services and other administrative services.

   The costs incurred for these services for the years ended December 31, 1996, 1995 and 1994 were:

                                            1996           1995           1994
                                         ----------------------------------------
Commissions                              $1,518,807     $1,225,644     $  937,130
Letter of Credit fees                            --         22,887         53,026
General and administrative                  104,370        110,599         92,318
                                         ----------     ----------     ----------
                                         $1,623,177     $1,359,130     $1,082,474
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts with PSI. Approximately seventy-five percent (75%) of the Traded Assets is generally invested in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities.

   In connection with the Partnership's interbank transactions, PSI engages in foreign currency forward transactions with the Partnership and an affiliate of PSI who, as principal, attempts to earn a profit on the bid-ask spreads (which must be competitive) on any foreign currency forward transactions entered into between the Partnership and PSI, on the one hand, and PSI and such affiliate on the other. In connection with its trading of foreign currencies in the interbank market, PSI may arrange bank lines of credit at major international banks. To the extent such lines of credit are arranged, PSI does not charge the Partnership for maintaining such lines of credit, but requires margin deposits with respect to forward contract transactions.

   Additionally, the Partnership maintained a 9.16% GIC which matured on June 30, 1995 with The Prudential Asset Management Company Inc., an affiliate of the General Partner. Interest earned on the GIC for the years ended December 31, 1995 and 1994 was $502,511 and $1,099,787, respectively. The realized gain on the GIC was $7,370 and $116,228 and the change in unrealized gain on the GIC was $(91,070) and $(776,608) for the years ended December 31, 1995 and 1994, respectively.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1996, 1995 and 1994, respectively:

                                                      1996           1995           1994
                                                   ----------------------------------------
          Net income per financial statements      $3,180,481     $3,800,144     $2,847,113
          Change in net unrealized gain on
            Reserve Assets                                 --         91,359        780,823
          Change in unrealized gain/loss on
            nonregulated commodity positions         (304,542)        78,309            109
          Original issue discount adjustments to
            interest income                                --            214          1,417
          Treasury strip gain                              --         (6,720)            --
                                                   ----------     ----------     ----------
          Tax basis net income                     $2,875,939     $3,963,306     $3,629,462
                                                   ----------     ----------     ----------
                                                   ----------     ----------     ----------

   The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Credit and Market Risk

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk).

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts, because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (``CFTC'') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1996 and 1995, such segregated assets totalled $20,318,217 and $20,592,976, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $2,382,574 and $1,677,989 at December 31, 1996 and 1995, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1996 and 1995, the Partnership's open futures and options contracts mature within one year.

   At December 31, 1996 and 1995, gross contract amounts of open futures and options contracts are:

                                           December 31,    December 31,
                                               1996            1995
                                           ------------    ------------
Financial Futures Contracts:
  Commitments to purchase                  $229,278,898    $211,622,618
  Commitments to sell                        41,744,989     109,152,492
Other Futures and Options Contracts:
  Commitments to purchase                         6,484      19,550,940
  Commitments to sell                           227,403       1,851,942

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or options contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the ``fair value'' of its futures and options contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1996 and 1995, the fair value of open futures and options contracts was:

                                              December 31, 1996            December 31, 1995
                                           ------------------------    --------------------------
                                                  Fair Value                   Fair Value
                                           ------------------------    --------------------------
                                            Assets     Liabilities       Assets      Liabilities
                                           --------    ------------    ----------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $     --      $     --      $  247,938      $210,938
     Other                                       --            --         831,073       169,415
  Foreign exchanges
     Financial                              333,578       212,627         701,932         3,725
     Other                                  227,403         6,484          20,892        76,963
Options Contracts:
  Domestic exchanges
     Other                                       --            --          41,162            --
                                           --------    ------------    ----------    ------------
                                           $560,981      $219,111      $1,842,997      $461,041
                                           --------    ------------    ----------    ------------
                                           --------    ------------    ----------    ------------

   The following table presents the average fair value of futures and options contracts during the year ended December 31, 1996 and 1995, respectively.

                                                   Year ended                   Year ended
                                               December 31, 1996            December 31, 1995
                                           --------------------------    ------------------------
                                               Average Fair Value           Average Fair Value
                                           --------------------------    ------------------------
                                             Assets      Liabilities      Assets     Liabilities
                                           ----------    ------------    --------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $   56,153      $ 29,059      $ 26,831      $ 18,053
     Currencies                               123,647        32,513        13,890         6,770
     Other                                    514,655       121,392       189,189        44,660
  Foreign exchanges
     Financial                                745,771        36,408       708,851        43,821
     Other                                     69,393        54,244        15,509        65,339
Forward Contracts:
  Other                                         1,264         8,915            --            --
Options Contracts:
  Domestic exchanges
     Financial                                  8,786            --            --            --
     Currencies                                33,821            --            --            --
     Other                                     26,675            --         8,433            --
  Foreign exchanges
     Financial                                  3,179            --            --            --
     Other                                         --            --        12,257        43,321
                                           ----------    ------------    --------    ------------
                                           $1,583,344      $282,531      $974,960      $221,964
                                           ----------    ------------    --------    ------------
                                           ----------    ------------    --------    ------------

   The following table presents the net realized gains (losses) and the change in net unrealized gains/losses of futures and options contracts during the years ended December 31, 1996 and 1995, respectively:

                               Year Ended December 31, 1996                   Year Ended December 31, 1995
                       --------------------------------------------   --------------------------------------------
                                          Change in                                      Change in
                        Net Realized    Net Unrealized                 Net Realized    Net Unrealized
                       Gains (Losses)    Gains/Losses      Total      Gains (Losses)    Gains/Losses      Total
                       --------------   --------------   ----------   --------------   --------------   ----------
Futures Contracts:
  Domestic exchanges
     Financial           $  838,008      $    (37,000)   $  801,008     $   28,300       $   37,000     $   65,300
     Currencies             758,643                --       758,643        (98,113)              --        (98,113)
     Other                1,346,103          (661,658)      684,445        446,193          661,658      1,107,851
  Foreign exchanges
     Financial            4,374,602          (577,256)    3,797,346      3,783,409          534,209      4,317,618
     Currencies                  --                --            --         87,125               --         87,125
     Other                 (184,111)          276,990        92,879       (295,522)         (56,070)      (351,592)
Forward Contracts:
  Other                      10,020                --        10,020             --               --             --
Options Contracts:
  Domestic exchanges
     Financial             (134,985)               --      (134,985)        (4,047)              --         (4,047)
     Currencies            (148,763)               --      (148,763)       134,400               --        134,400
     Other                 (265,902)          (23,125)     (289,027)      (241,113)           3,437       (237,676)
  Foreign exchanges
     Financial              (76,702)               --       (76,702)            --               --             --
     Other                  (19,688)           19,688            --        (12,745)              --        (12,745)
                       --------------   --------------   ----------   --------------   --------------   ----------
                         $6,497,225      $ (1,002,361)   $5,494,864     $3,827,887       $1,180,234     $5,008,121
                       --------------   --------------   ----------   --------------   --------------   ----------
                       --------------   --------------   ----------   --------------   --------------   ----------

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership commenced operations on May 30, 1990 with gross proceeds of $65,520,000. After accounting for organizational and offering costs, the Partnership's net proceeds were $64,222,750. At the inception of the Partnership, sixty percent of the net proceeds was allocated to trading activity (``Traded Assets'') and forty percent was placed in reserve and invested in investment grade interest-bearing obligations (``Reserve Assets'').

   On June 30, 1995, the letter of credit expired and the Reserve Assets became available for commodities trading. During July 1995, these assets were allocated for commodities trading to Willowbridge Associates Inc. (``Willowbridge''), an independent commodity trading manager. As such, at December 31, 1996, 100% of the Partnership's net assets were allocated to commodities trading. At December 31, 1996, a significant portion of the Traded Assets was held in U.S. Treasury bills and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as ``daily limits.'' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The General Partner attempts to minimize these risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures and options contracts.

   The Partnership does not have, nor does it expect to have, any capital assets.

   Redemptions by limited partners recorded for the years ended December 31, 1996, 1995 and 1994 were $2,684,449, $7,969,201 and $5,808,038, respectively.
Additionally, redemptions by the general partner recorded for the year ended December 31, 1996 were $361,644. Redemptions by limited partners and the general partner recorded from commencement of operations, May 30, 1990, through December 31, 1996 totalled $59,981,640 and $712,189, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

Results of Operations

   The net asset value per Unit as of December 31, 1996 was $182.93, an increase of 16.79% from the December 31, 1995 net asset value per Unit of $156.63, which was an increase of 16.64% from the December 31, 1994 net asset value per Unit of $134.29. The Partnership outperformed the 1996 MAR (Managed Account Reports) Fund/Pool Index return of 11.89%. The MAR tracked the performance of 420 futures funds in 1996. Past performance is not necessarily indicative of future results.

   The global interest rate, stock index and energy markets were the solid performers in 1996. In the financial sector, international bond prices rose as the financial markets adjusted to slower rates of growth in the second half of the year. U.S. stock index futures posted gains as U.S. stock prices moved higher on expectations that moderate U.S. economic growth would be accompanied by continuing low rates of inflation. In the energy sector, tight supplies of natural gas drove prices higher as well as in crude oil and heating oil.

   As discussed in Liquidity and Capital Resources above, the letter of credit expired on June 30, 1995 and as a result, there were no letter of credit fees charged since that date. With the expiration of the letter of credit, Reserve Assets were allocated to commodities trading thus increasing the Partnership's Traded Assets, including its investments in U.S. Treasury bills. This increase in U.S. Treasury bills, coupled with an increase in interest rates in 1995 versus 1994, resulted in an increase in interest income from U.S. Treasury bills of $367,548 for the year ended December 31, 1995 as compared to 1994. However, poor trading performance during the first half of 1996 as well as redemptions reduced the amount of funds available for investment in U.S. Treasury bills during 1996. These factors, as well as a decrease in interest rates in 1996 versus 1995, resulted in a decrease in interest income from U.S. Treasury bills of $50,734 for the year ended December 31, 1996 as compared to 1995. Additionally, interest income from Reserve Assets was eliminated following the allocation of Reserve Assets to commodities trading. The interest earned on Reserve Assets was $506,191 during the year ended December 31, 1995, which was a decrease of $602,124 as compared to 1994 as a result of the liquidation of Reserve Assets for payment of redemptions.

   Commissions are calculated on the Traded Assets on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. The Traded Assets increased when the letter of credit expired and Reserve Assets were allocated to commodities trading as discussed above. However, the commission rate decreased by 1/2 of 1% from 8% (inclusive of letter of credit fees) to 7.5% effective July 1, 1995. The combination of these factors caused commissions plus letter of credit fees to increase by $190,160 for the year ended December 31, 1996 as compared to 1995 and $152,870 for the year ended December 31, 1995 as compared to 1994.

   Other transaction fees consist of National Futures Association, exchange, floor brokerage and clearing fees which are based on the number of trades the Trading Managers execute. Other transaction fees decreased by $11,595 for the year ended December 31, 1996 as compared to 1995 and $189,381 for the year ended December 31, 1995 as compared to 1994 due to decreased trading volume.

   All trading decisions are currently being made by Sjo, Inc. and Willowbridge. Management fees are calculated on the Traded Assets allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Additionally, the Traded Assets increased when Reserve Assets were allocated to commodities trading as discussed above. As a result, management fees increased by $97,427 for the year ended December 31, 1996 as compared to 1995 and $90,845 for the year ended December 31, 1995 as compared to 1994.

   Incentive fees are based on New High Net Trading Profits generated by each Trading Manager, as defined in the Advisory Agreements between the Partnership, the General Partner and each Trading Manager. Incentive fees increased by $390,684 for the year ended December 31, 1996 as compared to 1995 but decreased by $477,720 for the year ended December 31, 1995 as compared to 1994.

   General and administrative expenses decreased by $26,961 for the year ended December 31, 1996 as compared to 1995 but increased by $9,272 for the year ended December 31, 1995 as compared to 1994. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners. These variances were primarily due to costs associated with the appointment of Willowbridge as a new trading advisor to the Partnership and other costs relating to the expiration of the letter of credit during 1995.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

--------------------------------------------------------------------------------
      I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund 3, L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1996 was $43.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache Capital Return Futures Fund 3, L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                                   BULK RATE
P.O. Box 2016                                      U.S. POSTAGE
New York, NY 10272                                     PAID
                                                   Automatic Mail

PBCR3/171879