Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 3 L P
filed 1998-03-31
CIK 857850

                                                          1997
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Capital Return Futures                                   Report
Fund 3, L.P.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.

                                                                      March 1997

Dear Limited Partner:

   Enclosed is the annual report of Prudential-Bache Capital Return Futures Fund 3, L.P. ('the Fund') for the year ended December 31, 1997, including the audited financial statements for the Fund which contain, among other things, the operating results for the year.

   The Fund posted a loss of 7.97% in 1997 The MAR (Managed Account Reports) Fund/Pool Index which tracked the performance of 315 futures funds in 1997, returned 9.34%, outperforming the Fund. At year-end, the Fund's net asset value per unit was $168.35*. Past performance is not necessarily indicative of future results.

   The Fund did not have a profitable year in 1997. Over the course of the year, the Fund lost in the financial, index, energy and soft sectors. Losses were somewhat offset by gains in the currency, metal and grain sectors. Further information with respect to the Fund's performance is included in the section of the report entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations'.

   As of September 1, 1997, Sjo implemented their Global Diversified Program which replaced their Foreign Financials Program. We believe that this program will more effectively complement the performance of the Fund.

   We value your continued participation as a Limited Partner of the Fund. Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

Sincerely,

Thomas M. Lane, Jr.
President and Director
Seaport Futures Management, Inc.

*As of March 25, 1998 the estimated net asset value per unit was $163.44.

                    1177 Avenue of the Americas    Telephone 212 596 7000
                    New York, NY 10036             Facsimile 212 596 8910
Price Waterhouse LLP                               (LOGO)

                       REPORT OF INDEPENDENT ACCOUNTANTS

January 26, 1998
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 3, L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 3, L.P. at December 31, 1997 and 1996, and the results of its operations for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
              Two World Financial Center        Telephone: (212) 436-2000
              New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund 3, L.P.

We have audited the accompanying statements of operations and of changes in partners' capital of Prudential-Bache Capital Return Futures Fund 3, L.P. for the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and changes in partners' capital of Prudential-Bache Capital Return Futures Fund 3, L.P. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
January 29, 1996

                                       2A

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                                December 31,
                                                                        ----------------------------
                                                                            1997            1996
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash and cash equivalents                                               $17,311,223     $22,358,921
Net unrealized gain on open commodity positions                             795,209         341,870
Options, at market                                                          124,575              --
                                                                        ------------    ------------
Total assets                                                            $18,231,007     $22,700,791
                                                                        ------------    ------------
                                                                        ------------    ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   587,036     $   991,115
Accrued expenses                                                             64,500          62,974
Management fees payable                                                      37,646          54,531
Due to affiliates                                                            20,512          77,638
Incentive fees payable                                                           --         256,496
                                                                        ------------    ------------
Total liabilities                                                           709,694       1,442,754
                                                                        ------------    ------------
Commitments
Partners' capital
Limited partners (103,033 and 115,048 units outstanding)                 17,346,056      21,045,294
General partner (1,041 and 1,163 units outstanding)                         175,257         212,743
                                                                        ------------    ------------
Total partners' capital                                                  17,521,313      21,258,037
                                                                        ------------    ------------
Total liabilities and partners' capital                                 $18,231,007     $22,700,791
                                                                        ------------    ------------
                                                                        ------------    ------------
Net asset value per limited and general partnership unit ('Units')      $    168.35     $    182.93
                                                                        ------------    ------------
                                                                        ------------    ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                             1997           1996              1995
--------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions       $  (294,359 )   $ 6,497,225       $ 3,827,887
Change in net unrealized gain on open commodity
  positions                                                  497,262      (1,002,361)        1,180,234
Interest from U.S. Treasury bills                            750,962         753,904           804,638
Realized gain on reserve assets                                   --              --             7,370
Change in net unrealized gain on reserve assets                   --              --           (91,359)
Interest from reserve assets                                      --              --           506,191
                                                         ------------    -----------     ---------------
                                                             953,865       6,248,768         6,234,961
                                                         ------------    -----------     ---------------
EXPENSES
Commissions                                                1,458,094       1,518,807         1,225,644
Other transaction fees                                       235,087         191,327           202,922
Letter of credit fees                                             --              --           103,003
Management fees                                              538,158         600,463           503,036
Incentive fees                                               226,785         597,331           206,647
General and administrative                                   163,720         160,359           187,320
Amortization of organizational costs                              --              --             6,245
                                                         ------------    -----------     ---------------
                                                           2,621,844       3,068,287         2,434,817
                                                         ------------    -----------     ---------------
Net income (loss)                                        $(1,667,979 )   $ 3,180,481       $ 3,800,144
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                         $(1,651,267 )   $ 3,157,728       $ 3,721,494
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
General partner                                          $   (16,712 )   $    22,753       $    78,650
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                               $    (14.85 )   $     24.90       $     23.30
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
Weighted average number of limited and general
  partnership units outstanding                              112,297         127,714           163,100
                                                         ------------    -----------     ---------------
                                                         ------------    -----------     ---------------
--------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                 UNITS       PARTNERS       PARTNER         TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994            188,338     $24,819,722     $472,984     $25,292,706
Net income                                        --          3,721,494       78,650       3,800,144
Redemptions                                     (53,471)     (7,969,201)       --         (7,969,201)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1995            134,867      20,572,015      551,634      21,123,649
Net income                                           --       3,157,728       22,753       3,180,481
Redemptions                                     (18,656)     (2,684,449)    (361,644)     (3,046,093)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1996            116,211      21,045,294      212,743      21,258,037
Net loss                                             --      (1,651,267)     (16,712)     (1,667,979)
Redemptions                                     (12,137)     (2,047,971)     (20,774)     (2,068,745)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1997            104,074     $17,346,056     $175,257     $17,521,313
                                                -------     -----------     --------     -----------
                                                -------     -----------     --------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 3, L.P. (the 'Partnership') is a Delaware limited partnership formed on November 27, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On May 30, 1990, the Partnership completed its offering having raised $65,520,000 from the sale of 648,625 units of limited partnership interest and 6,575 units of general partnership interest and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner') which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker. Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   Initially, 60% of the net proceeds of the offering was deposited in the Partnership's trading accounts for commodity trading purposes (referred to as the Partnership's 'Traded Assets'). The General Partner generally maintains not less than 75% of the Traded Assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of the Traded Assets is held in cash in the Partnership's commodity trading accounts. As a protective device in conjunction with the letter of credit (see further discussion below), the remaining 40% of the net proceeds was placed in reserve (the 'Reserve Assets') and was not committed to commodities trading until June 30, 1995 (the 'Capital Return Date'). On the Capital Return Date, the letter of credit expired and the Reserve Assets were allocated for commodities trading to Willowbridge Associates Inc. ('Willowbridge'), an independent commodities trading manager.

   Since July 1995, all trading decisions have been made by Sjo, Inc. ('Sjo') and Willowbridge (the 'Trading Managers'). All trading decisions for the Partnership from August 1992 through June 1995 were made by Sjo. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   An irrevocable letter of credit ('Letter of Credit') was issued in favor of the Partnership by Citibank, N.A. (the 'Bank') on May 30, 1990. The Letter of Credit was intended to provide protection to the limited partners against loss of their initial investment as of the Capital Return Date when the limited partners had the option to redeem their units and receive the greater of the then current net asset value per Unit or 100% of their initial investment. As described above, the Letter of Credit expired on June 30, 1995 (with no payment required by the Bank) and does not provide protection thereafter.

   Effective September 1, 1997, Sjo implemented their Global Diversified Program which replaced their Foreign Financials Program. Additionally, the fee structure of the assets under Sjo's management was changed to a monthly management fee at an annual rate of 2% of Traded Assets allocated to Sjo and a quarterly incentive fee of 17% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Sjo). Prior to the change, Sjo was paid a monthly management fee at an annual rate ranging from 2%-3% and a quarterly incentive fee ranging from 15%-17%.

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

   To the extent practicable, the Partnership invests a significant portion of its Traded Assets in U.S. Treasury bills to fulfill original margin requirements. Reserve Assets were invested in U.S. Treasury strips and a guaranteed investment contract ('GIC'). U.S. Treasury bills are carried at amortized cost, which approximates market value, while the U.S. Treasury strips and the GIC were carried at their market values. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for the Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.'

   The Partnership considers U.S. Treasury bills to be cash equivalents.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from the Partnership's operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or are less than the amounts paid for the redeemed Units by the partners. Net realized profits or losses remaining after these allocations are allocated to each partner in proportion to such partner's capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly based on the weighted average number of Units outstanding during the quarter.

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

   In addition, the Partnership also pays the Trading Managers quarterly incentive fees ranging from 17% to 20% of the 'New High Net Trading Profits' generated by each Trading Manager (as defined in the Advisory Agreement among the Partnership, the General Partner and each Trading Manager).

   See Note A for information concerning changes to management and incentive fees paid to Sjo.

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

   The costs incurred for these services for the years ended December 31, 1997, 1996 and 1995 were:

                                            1997           1996           1995
                                         ----------------------------------------
Commissions                              $1,458,094     $1,518,807     $1,225,644
Letter of Credit fees                            --             --         22,887
General and administrative                   93,899        104,370        110,599
                                         ----------     ----------     ----------
                                         $1,551,993     $1,623,177     $1,359,130
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts at PSI, the Partnership's commodity broker. Except for the portion of Traded Assets that is deposited as margin to maintain forward currency contract positions as further discussed below, the Partnership's Traded Assets are maintained either with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Managers, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market position of the Partnership.

   Additionally, the Partnership maintained a 9.16% GIC which matured on June 30, 1995 with The Prudential Asset Management Company Inc., an affiliate of the General Partner. Interest earned on the GIC for the year ended December 31, 1995 was $502,511. The realized gain on the GIC was $7,370 and the change in unrealized gain on the GIC was $(91,070) for the year ended December 31, 1995.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                     1997            1996           1995
                                                  -----------------------------------------
          Net income (loss) per financial
            statements                            $(1,667,979)    $3,180,481     $3,800,144
          Change in net unrealized gain on
            Reserve Assets                                 --             --         91,359
          Change in unrealized gain/loss on
            nonregulated commodity positions          227,676       (304,542)        78,309
          Original issue discount adjustments
            to
            interest income                                --             --            214
          Treasury strip gain                              --             --         (6,720)
                                                  -----------     ----------     ----------
          Tax basis net income (loss)             $(1,440,303)    $2,875,939     $3,963,306
                                                  -----------     ----------     ----------
                                                  -----------     ----------     ----------

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

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts, because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions. The Partnership presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition because it has a master netting agreement with PSI.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Managers as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1997 and 1996, such segregated assets totalled $13,304,825 and $20,318,217, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $4,996,751 and $2,382,574 at

December 31, 1997 and 1996, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1997, the Partnership's open futures, forward and options contracts mature within one year.

   At December 31, 1997 and 1996, gross contract amounts of open futures, forward and options contracts are:

                                                        1997            1996
                                                    ------------    ------------
Financial Futures and Options Contracts:
  Commitments to purchase                           $232,456,787    $229,278,898
  Commitments to sell                                  3,415,906      41,744,989
Currency Futures and Options Contracts:
  Commitments to purchase                              3,813,407              --
  Commitments to sell                                 20,598,159              --
Other Futures Contracts:
  Commitments to purchase                              3,477,900           6,484
  Commitments to sell                                  7,212,160         227,403
Currency Forward Contracts:
  Commitments to purchase                              2,621,143              --
  Commitments to sell                                    477,804              --
Other Forward Contracts:
  Commitments to purchase                                333,510              --

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures, forward or options contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures, forward and options contracts to be the net unrealized gain or loss on the contracts plus premiums on options. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1997 and 1996, the fair value of open futures, forward and options contracts was:

                                                      1997                         1996
                                           --------------------------    ------------------------
                                             Assets      Liabilities      Assets     Liabilities
                                           ----------    ------------    --------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $  204,288      $ 83,550      $     --      $     --
     Currencies                               171,503        10,585            --            --
     Other                                    279,386        41,549            --            --
  Foreign exchanges
     Financial                                396,408         9,479       333,578       212,627
     Other                                     63,081       103,725       227,403         6,484
Forward Contracts:
     Currencies                                    --        68,270            --            --
     Other                                         --         2,299            --            --
Options Contracts:
  Domestic exchanges
     Financial                                 23,375            --            --            --
     Currencies                               101,200            --            --            --
                                           ----------    ------------    --------    ------------
                                           $1,239,241      $319,457      $560,981      $219,111
                                           ----------    ------------    --------    ------------
                                           ----------    ------------    --------    ------------

   The following table presents the average fair value of futures, forward and options contracts during the years ended December 31, 1997 and 1996, respectively.

                                                      1997                          1996
                                           --------------------------    --------------------------
                                             Assets      Liabilities       Assets      Liabilities
                                           ----------    ------------    ----------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $  123,796      $ 14,567      $   56,153      $ 29,059
     Currencies                               199,120        28,543         123,647        32,513
     Other                                    177,680        56,170         514,655       121,392
  Foreign exchanges
     Financial                                346,591       110,195         745,771        36,408
     Other                                    327,551       108,966          69,393        54,244
Forward Contracts:
     Currencies                                 3,491        30,363              --            --
     Other                                      3,394         6,792           1,264         8,915
Options Contracts:
  Domestic exchanges
     Financial                                  8,823            --           8,786            --
     Currencies                                16,610            --          33,821            --
     Other                                      5,868            --          26,675            --
  Foreign exchanges
     Financial                                     --            --           3,179            --
     Other                                     20,761            --              --            --
                                           ----------    ------------    ----------    ------------
                                           $1,233,685      $355,596      $1,583,344      $282,531
                                           ----------    ------------    ----------    ------------
                                           ----------    ------------    ----------    ------------

   The following table presents trading revenues from futures, forward and options contracts for the three years ended December 31, 1997:

                                                 1997            1996           1995
                                              -----------     ----------     ----------
Futures Contracts:
  Domestic exchanges
     Financial                                $(1,634,928)    $  801,008     $   65,300
     Currencies                                 1,893,243        758,643        (98,113)
     Other                                        369,626        684,445      1,107,851
  Foreign exchanges
     Financial                                   (729,244)     3,797,346      4,317,618
     Currencies                                        --             --         87,125
     Other                                        800,586         92,879       (351,592)
Forward Contracts:
     Currencies                                  (113,089)            --             --
     Other                                        (49,419)        10,020             --
Options Contracts:
  Domestic exchanges
     Financial                                     (9,303)      (134,985)        (4,047)
     Currencies                                  (155,643)      (148,763)       134,400
     Other                                        (80,538)      (289,027)      (237,676)
  Foreign exchanges
     Financial                                         --        (76,702)            --
     Other                                        (88,388)            --        (12,745)
                                              -----------     ----------     ----------
                                              $   202,903     $5,494,864     $5,008,121
                                              -----------     ----------     ----------
                                              -----------     ----------     ----------

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership commenced operations on May 30, 1990 with gross proceeds of $65,520,000. After accounting for organizational and offering costs, the Partnership's net proceeds were $64,222,750. At the inception of the Partnership, 60% of the net proceeds was allocated to trading activity ('Traded Assets'). In conjunction with a letter of credit ('Letter of Credit'), the remaining 40% was placed in reserve and invested in investment grade interest-bearing obligations ('Reserve Assets'). On June 30, 1995, the Letter of Credit expired and the Reserve Assets became available for commodities trading.

   At December 31, 1997, 100% of the Partnership's net assets were allocated to commodities trading. At December 31, 1997, a significant portion of the Traded Assets was held in U.S. Treasury bills (which represented approximately 78% of the Traded Assets prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as 'daily limits.' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

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

   Redemptions by limited partners recorded for the years ended December 31, 1997, 1996 and 1995 were $2,047,971, $2,684,449 and $7,969,201, respectively.
Additionally, redemptions by the General Partner recorded for the years ended December 31, 1997 and 1996 were $20,774 and $361,644, respectively. Redemptions by limited partners and the general partner recorded from commencement of operations, May 30, 1990, through December 31, 1997 totalled $62,029,611 and $732,963, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   Effective September 1, 1997, Sjo, Inc. ('Sjo') implemented their Global Diversified Program which replaced their Foreign Financials Program. Additionally, the fee structure of the assets under Sjo's management was changed to a monthly management fee at an annual rate of 2% of Traded Assets allocated to Sjo and a quarterly incentive fee of 17% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Sjo). Prior to the change, Sjo was paid a monthly management fee at an annual rate ranging from 2%-3% and a quarterly incentive fee ranging from 15%-17%.

Results of Operations

   The net asset value per Unit as of December 31, 1997 was $168.35, a decrease of 7.97% from the December 31, 1996 net asset value per Unit of $182.93, which was an increase of 16.79% from the December 31, 1995 net asset value per Unit of $156.63. The MAR (Managed Account Reports) Fund/Pool

Index, which tracked the performance of 315 futures funds in 1997, returned 9.34%, outperforming the Partnership. Past performance is not necessarily indicative of future results.

   The Partnership did not have a profitable year in 1997. Over the course of the year, the Partnership lost in the financial, index, energy and soft sectors. Losses were somewhat offset by gains in the currency, metal and grain sectors.

   Global interest rate markets failed to make significant trends throughout the year resulting in losses for the Partnership in the financial sector. From January to May, the global bond markets continued to sell-off, causing the Partnership to liquidate long positions at a loss. June and July saw a resumption of the global bull bond market which halted in August causing profits made in July to be given back.

   Index sector positions were unprofitable primarily in the S&P 500 which were partially offset by gains in other positions including the dollar index and CAC 40.

   As tensions began to mount in the Middle East, volatility in energy prices began to increase resulting in losses primarily in the Partnership's light crude positions.

   The Partnership was able to capitalize on price moves in the Japanese yen, Deutsche mark, Australian dollar and Canadian dollar, somewhat offsetting losses. These price moves were due, in part, to the flight to quality that occurred in response to the Asian crisis. Profits were also made in copper and gold positions.

   Interest income from U.S. Treasury bills decreased by $2,942 for the year ended December 31, 1997 as compared to 1996 due to poor trading performance in 1997, which was partially offset by a higher amount of funds invested in U.S. Treasury bills in the current year. In the prior year, poor trading performance during the first half of the year as well as redemptions reduced the amount of funds available for investment in U.S. Treasury bills. These factors, as well as a decrease in interest rates in 1996 versus 1995, resulted in a decrease in interest income from U.S. Treasury bills of $50,734 for the year ended December 31, 1996 as compared to 1995. Additionally, interest income from Reserve Assets was eliminated following the allocation of Reserve Assets to commodities trading.

   Commissions are calculated on the Traded Assets on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. Commissions decreased by $60,713 for the year ended December 31, 1997 as compared to 1996 primarily due to a decrease in Traded Assets as a result of poor trading performance and redemptions in 1997. In July 1995, Traded Assets increased when the Letter of Credit expired and Reserve Assets were allocated to commodities trading resulting in an increase in commissions. However, the commission rate decreased by 1/2 of 1% from 8% (inclusive of Letter of Credit fees) to 7.5% effective July 1, 1995. The combination of these factors caused commissions plus Letter of Credit fees to increase by $190,160 for the year ended December 31, 1996 as compared to 1995.

   Other transaction fees consist of National Futures Association, exchange, floor brokerage and clearing fees which are based on the number of trades the Trading Managers execute. Other transaction fees increased by $43,760 for the year ended December 31, 1997 as compared to 1996 due to increased trading volume which, in turn, is partially attributable to the implementation of a new trading strategy by Sjo as discussed above. However, lower trading volume during the year ended December 31, 1996 as compared to 1995 resulted in a decrease in other transaction fees of $11,595.

   All trading decisions are currently being made by Sjo and Willowbridge Associates Inc. (the 'Trading Managers'). Management fees are calculated on the Traded Assets allocated to each Trading Manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $62,305 for the year ended December 31, 1997 as compared to 1996 primarily due to poor trading performance and redemptions in 1997. In 1996, management fees increased by $97,427 as compared to 1995 due to the increase in Traded Assets during July 1995 as discussed above as well as strong trading performance during the latter part of 1996.

   Incentive fees are based on New High Net Trading Profits generated by each Trading Manager, as defined in the Advisory Agreements among the Partnership, the General Partner and each Trading Manager. Although the Partnership ended the 1997 year with a loss, the Partnership paid incentive fees of $226,785. These fees were primarily attributable to strong trading performance during the latter part of 1996 capped off by positive trading performance during the first three months of 1997. The payment of these fees is not contingent upon future trading performance and, therefore, is unaffected by the Partnership's poor trading performance during the remainder of the year. Incentive fees of $597,331 and $206,647 were paid during the years ended December 31, 1996 and 1995, respectively.

   General and administrative expenses increased by $3,361 for the year ended December 31, 1997 as compared to 1996 but decreased by $26,961 for the year ended December 31, 1996 as compared to 1995. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners. The 1996 decline was primarily due to higher costs in 1995 associated with the appointment of Willowbridge Associates Inc. as a new trading manager to the Partnership and other costs relating to the expiration of the Letter of Credit.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

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

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1997 was $34.

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