Form 10-K, Exhibit 13
period 1998-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND 3 L P
filed 1999-03-31
CIK 857850

                                                          1998
--------------------------------------------------------------------------------
Prudential-Bache                                          Annual
Capital Return Futures                                    Report
Fund 3, L.P.

                        LETTER TO LIMITED PARTNERS FOR
              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.

PricewaterhouseCoopers (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910

                       REPORT OF INDEPENDENT ACCOUNTANTS

January 26, 1999
To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund 3, L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund 3, L.P. at December 31, 1998 and 1997, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                                December 31,
                                                                        ----------------------------
                                                                            1998            1997
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 2,838,700     $ 3,247,888
U.S. Treasury bills, at amortized cost                                   10,175,171      14,063,335
Net unrealized gain on open commodity positions                             494,136         795,209
Options, at market                                                               --         124,575
                                                                        ------------    ------------
Total assets                                                            $13,508,007     $18,231,007
                                                                        ------------    ------------
                                                                        ------------    ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   712,663     $   587,036
Accrued expenses                                                             66,586          64,500
Management fees payable                                                      22,378          37,646
Due to affiliates                                                            14,709          20,512
                                                                        ------------    ------------
Total liabilities                                                           816,336         709,694
                                                                        ------------    ------------
Commitments
Partners' capital
Limited partners (83,196 and 103,033 units outstanding)                  12,564,659      17,346,056
General partner (841 and 1,041 units outstanding)                           127,012         175,257
                                                                        ------------    ------------
Total partners' capital                                                  12,691,671      17,521,313
                                                                        ------------    ------------
Total liabilities and partners' capital                                 $13,508,007     $18,231,007
                                                                        ------------    ------------
                                                                        ------------    ------------
Net asset value per limited and general partnership unit ('Units')      $    151.02     $    168.35
                                                                        ------------    ------------
                                                                        ------------    ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                     Year ended December 31,
                                                           -------------------------------------------
                                                               1998           1997            1996
------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $  (122,467)    $  (294,359)    $ 6,497,225
Change in net unrealized gain on open commodity
  positions                                                   (344,998)        497,262      (1,002,361)
Interest from U.S. Treasury bills                              581,840         750,962         753,904
                                                           ------------    -----------     -----------
                                                               114,375         953,865       6,248,768
                                                           ------------    -----------     -----------
EXPENSES
Commissions                                                  1,109,510       1,458,094       1,518,807
Other transaction fees                                         157,723         235,087         191,327
Management fees                                                336,673         538,158         600,463
Incentive fees                                                   8,831         226,785         597,331
General and administrative                                     161,030         163,720         160,359
                                                           ------------    -----------     -----------
                                                             1,773,767       2,621,844       3,068,287
                                                           ------------    -----------     -----------
Net income (loss)                                          $(1,659,392)    $(1,667,979)    $ 3,180,481
                                                           ------------    -----------     -----------
                                                           ------------    -----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $(1,642,756)    $(1,651,267)    $ 3,157,728
                                                           ------------    -----------     -----------
                                                           ------------    -----------     -----------
General partner                                            $   (16,636)    $   (16,712)    $    22,753
                                                           ------------    -----------     -----------
                                                           ------------    -----------     -----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $    (17.13 )   $    (14.85)    $     24.90
                                                           ------------    -----------     -----------
                                                           ------------    -----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                 96,844         112,297         127,714
                                                           ------------    -----------     -----------
                                                           ------------    -----------     -----------
------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                 UNITS       PARTNERS       PARTNER         TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1995            134,867     $20,572,015     $551,634     $21,123,649
Net income                                           --       3,157,728       22,753       3,180,481
Redemptions                                     (18,656)     (2,684,449)    (361,644)     (3,046,093)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1996            116,211      21,045,294      212,743      21,258,037
Net loss                                             --      (1,651,267)     (16,712)     (1,667,979)
Redemptions                                     (12,137)     (2,047,971)     (20,774)     (2,068,745)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1997            104,074      17,346,056      175,257      17,521,313
Net loss                                             --      (1,642,756)     (16,636)     (1,659,392)
Redemptions                                     (20,037)     (3,138,641)     (31,609)     (3,170,250)
                                                -------     -----------     --------     -----------
Partners' capital--December 31, 1998             84,037     $12,564,659     $127,012     $12,691,671
                                                -------     -----------     --------     -----------
                                                -------     -----------     --------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

              PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND 3, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund 3, L.P. (the 'Partnership') is a Delaware limited partnership formed on November 27, 1989 to engage in the speculative trading of commodity futures, forward and options contracts. The Partnership will terminate on December 31, 2009 unless terminated sooner under the provisions of its Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). These provisions, as set forth in Article XVII of the Partnership Agreement include, but are not limited to, the dissolution of the Partnership if the Partnership's net asset value declines to less than $10 million as of the end of any business day. On May 30, 1990, the Partnership completed its offering having raised $65,520,000 from the sale of 648,625 units of limited partnership interest and 6,575 units of general partnership interest and commenced operations.

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

   During the three years ended December 31, 1998, 100% of the Partnership's assets were allocated for commodity trading purposes. The General Partner generally maintains not less than 75% of the Partnership's net assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of the net assets is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership are being made by Sjo, Inc. ('Sjo') and Tamiso & Company ('Tamiso') (the 'Trading Managers'). During July 1998, Willowbridge Associates Inc. ('Willowbridge') ceased to serve as a Trading Manager to the Partnership. All assets previously managed by Willowbridge were allocated to Tamiso, who began trading Partnership assets on August 28, 1998. The monthly management fee paid to Tamiso equals 1/6 of 1% (a 2% annual rate) of assets allocated to Tamiso as compared to 1/4 of 1% (a 3% annual rate) paid to Willowbridge. The quarterly incentive fee paid to Tamiso equals 17% of the New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Tamiso) as compared to 20% of the New High Net Trading Profits paid to Willowbridge. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   Effective September 1, 1997, Sjo implemented their Global Diversified Program which replaced their Foreign Financials Program. Additionally, the fee structure of the assets under Sjo's management was changed to a monthly management fee at an annual rate of 2% of assets allocated to Sjo and a quarterly incentive fee of 17% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Sjo). Prior to the change, Sjo was paid a monthly management fee at an annual rate ranging from 2%-3% and a quarterly incentive fee ranging from 15%-17%.

   Certain balances from the prior year have been reclassified to conform with the current financial statement presentation.

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

   Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. Option transactions are reflected in the statements of financial condition at market value which is inclusive of the net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   To the extent practicable, the Partnership invests a significant portion of its assets in U.S. Treasury bills which are often used to fulfill margin requirements. U.S. Treasury bills are carried at amortized cost which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year-end, adjusted proportionately for the Units redeemed based on their respective time outstanding during such year.

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

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or are less than the amounts paid for the redeemed Units by the partners. Net realized profits or losses remaining after these allocations are allocated to each partner in proportion to such partner's capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI monthly fees equal to 5/8 of 1% (a 7.5% annual rate) of the Partnership's net asset value as of the first day of each month.

Management and incentive fees

   The Partnership pays each Trading Manager monthly management fees equal to 1/6 of 1% (a 2% annual rate) of the portion of the Partnership's assets allocated to that Trading Manager as of the end of each month.

   In addition, the Partnership also pays the Trading Managers quarterly incentive fees of 17% of the 'New High Net Trading Profits' generated by each Trading Manager (as defined in the Advisory Agreements among the Partnership, the General Partner and each Trading Manager).

   See Note A for information concerning changes to management and incentive fees paid by the Partnership during 1997 and 1998.

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

   The costs incurred for these services for the years ended December 31, 1998, 1997 and 1996 were:

                                            1998           1997           1996
                                         ----------------------------------------
Commissions                              $1,109,510     $1,458,094     $1,518,807
General and administrative                   81,400         93,899        104,370
                                         ----------     ----------     ----------
                                         $1,190,910     $1,551,993     $1,623,177
                                         ----------     ----------     ----------
                                         ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI, the Partnership's commodity broker, or for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                      1998           1997            1996
                                                   -----------------------------------------
          Net income (loss) per financial
            statements                             $(1,659,392)   $(1,667,979)    $3,180,481
          Change in unrealized gain/loss on
            nonregulated commodity positions           (71,251)       227,676       (304,542)
                                                   -----------    -----------     ----------
          Tax basis net income (loss)              $(1,730,643)   $(1,440,303)    $2,875,939
                                                   -----------    -----------     ----------
                                                   -----------    -----------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts

(or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1998, such segregated assets totalled $7,157,275. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $6,614,657 at December 31, 1998. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1998, the Partnership's open futures and forward contracts mature within one year.

   At December 31, 1998 and 1997, gross contract amounts of open futures, forward and options contracts are:

                                                        1998            1997
                                                    ------------    ------------
Financial Futures and Options Contracts:
  Commitments to purchase                           $42,939,543     $232,456,787
  Commitments to sell                                70,231,314        3,415,906
Currency Futures and Options Contracts:
  Commitments to purchase                             4,047,975        3,813,407
  Commitments to sell                                 6,715,726       20,598,159
Other Futures Contracts:
  Commitments to purchase                             1,180,941        3,477,900
  Commitments to sell                                 5,823,477        7,212,160
Currency Forward Contracts:
  Commitments to purchase                             8,606,922        2,621,143
  Commitments to sell                                 8,306,752          477,804
Other Forward Contracts:
  Commitments to purchase                                    --          333,510

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

   At December 31, 1998 and 1997, the fair value of open futures, forward and options contracts was:

                                                     1998                         1997
                                           ------------------------    --------------------------
                                            Assets     Liabilities       Assets      Liabilities
                                           --------    ------------    ----------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $ 17,975      $  3,591      $  204,288      $ 83,550
     Currencies                             239,260        37,299         171,503        10,585
     Other                                  155,300        36,717         279,386        41,549
  Foreign exchanges
     Financial                              462,890        72,197         396,408         9,479
     Other                                   84,761        52,321          63,081       103,725
Forward Contracts:
     Currencies                                  --       263,925              --        68,270
     Other                                       --            --              --         2,299
Options Contracts:
  Domestic exchanges
     Financial                                   --            --          23,375            --
     Currencies                                  --            --         101,200            --
                                           --------    ------------    ----------    ------------
                                           $960,186      $466,050      $1,239,241      $319,457
                                           --------    ------------    ----------    ------------
                                           --------    ------------    ----------    ------------

   The following table presents the average fair value of futures, forward and options contracts during the years ended December 31, 1998 and 1997, respectively.

                                                      1998                          1997
                                           --------------------------    --------------------------
                                             Assets      Liabilities       Assets      Liabilities
                                           ----------    ------------    ----------    ------------
Futures Contracts:
  Domestic exchanges
     Financial                             $  136,456      $ 33,194      $  123,796      $ 14,567
     Currencies                               223,374        52,833         199,120        28,543
     Other                                    191,220        94,869         177,680        56,170
  Foreign exchanges
     Financial                                431,993        37,790         346,591       110,195
     Other                                     83,438        91,112         327,551       108,966
Forward Contracts:
     Currencies                               200,298       239,510           3,491        30,363
     Other                                     31,171        43,014           3,394         6,792
Options Contracts:
  Domestic exchanges
     Financial                                 16,404            --           8,823            --
     Currencies                                10,604            --          16,610            --
     Other                                         --            --           5,868            --
  Foreign exchanges
     Financial                                  1,760            --              --            --
     Other                                      3,852            --          20,761            --
                                           ----------    ------------    ----------    ------------
                                           $1,330,570      $592,322      $1,233,685      $355,596
                                           ----------    ------------    ----------    ------------
                                           ----------    ------------    ----------    ------------

   The following table presents trading revenues from futures, forward and options contracts for the three years ended December 31, 1998:

                                                 1998            1997            1996
                                              -----------     -----------     ----------
Futures Contracts:
  Domestic exchanges
     Financial                                $   (70,318)    $(1,634,928)    $  801,008
     Currencies                                (1,126,789)      1,893,243        758,643
     Other                                       (536,249)        369,626        684,445
  Foreign exchanges
     Financial                                  2,807,927        (729,244)     3,797,346
     Other                                       (177,954)        800,586         92,879
Forward Contracts:
     Currencies                                  (310,976)       (113,089)            --
     Other                                       (505,252)        (49,419)        10,020
Options Contracts:
  Domestic exchanges
     Financial                                   (287,081)         (9,303)      (134,985)
     Currencies                                  (214,125)       (155,643)      (148,763)
     Other                                         (1,670)        (80,538)      (289,027)
  Foreign exchanges
     Financial                                    (25,054)             --        (76,702)
     Other                                        (19,924)        (88,388)            --
                                              -----------     -----------     ----------
                                              $  (467,465)    $   202,903     $5,494,864
                                              -----------     -----------     ----------
                                              -----------     -----------     ----------

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

   At December 31, 1998, 100% of the Partnership's total net assets were allocated to commodities trading. At December 31, 1998, a significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 76% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership's Trading Managers to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures and options contracts.

   The Partnership does not have, nor does it expect to have, any capital assets.

   Redemptions by limited partners recorded for the years ended December 31, 1998, 1997 and 1996 were $3,138,641, $2,047,971 and $2,684,449, respectively.
Additionally, redemptions by the General Partner recorded for the years ended December 31, 1998, 1997 and 1996 were $31,609, $20,774, and $361,644, respectively. Redemptions by limited partners and the general partner recorded from commencement of operations, May 30, 1990, through December 31, 1998 totalled $65,168,252 and $764,572, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

Results of Operations

   The net asset value per Unit as of December 31, 1998 was $151.02, a decrease of 10.29% from the December 31, 1997 net asset value per Unit of $168.35, which was a decrease of 7.97% from the December 31, 1996 net asset value per Unit of $182.93. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 281 and 315 futures funds in 1998 and 1997, returned 6.57% and 9.34%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership's negative performance for 1998 resulted from losses in the currency, metal, soft, and grain sectors offset, in part, by gains in the financial, energy, and index sectors.

   Changing sentiment drove losses in the currency sector. In January, currency sector positions lost value as fears regarding the Far East waned and investors were no longer concerned with moving their investments to higher quality currencies. Further hopes that the Japanese government might take stronger fiscal action to improve the economy spurred a February market reversal in the yen leading to losses in short positions. Early in April, the U.S. dollar rose sharply against the Japanese yen partially due to a report concerning a weak Japanese economy. Subsequently, the currency markets experienced a sharp reversal, with the U.S. dollar falling versus the Japanese yen and other major currencies. Finally in November, good news concerning relief for Brazil from the International Monetary Fund boosted the U.S. dollar, only for it to reverse in December as the result of a falling U.S. stock market, impeachment proceedings against President Clinton, and concerns about economic uncertainty in Latin America.

   Negative performance in the metal sector also resulted from changing market direction with silver experiencing the biggest losses, particularly during the first half of the year. In February, long silver positions profited as prices soared in response to significant buying by a large investor. February profits were offset in May as investors who had purchased silver in hopes of a price increase began to liquidate their holdings.

   The Partnership benefited from positions in the financial sector which provided profit opportunities throughout the year. In May, long positions in the Japanese government bond ('JGB') led to profits when JGB prices rallied to new highs on news that Southeast Asian economic turmoil was not over. Rising concerns in the third quarter regarding the soundness of Japanese banks and the devaluation of the Russian ruble drove investors out of stocks and back into bonds, particularly profiting U.S. and European bond positions. However, in the fourth quarter, the Partnership gave back some profits previously earned in Australian, Canadian, European and U.S. bond positions as the U.S. Federal Reserve Bank continued to ease credit conditions by lowering rates.

   During July 1998, Willowbridge Associates Inc. ('Willowbridge') ceased to serve as a trading manager to the Partnership. All assets previously managed by Willowbridge were allocated to Tamiso & Company ('Tamiso'), who began trading Partnership assets on August 28, 1998. As a result, the Partnership did not incur management fees, commissions or other transaction fees during the period these assets were not allocated for commodities trading. The monthly management fee paid to Tamiso equals 1/6 of 1% (a 2% annual rate) of assets allocated to Tamiso as compared to 1/4 of 1% (a 3% annual rate) paid to Willowbridge. The quarterly incentive fee paid to Tamiso equals 17% of the New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Tamiso) as compared to 20% of the New High Net Trading Profits paid to Willowbridge.

   Effective September 1, 1997, Sjo, Inc. ('Sjo') implemented their Global Diversified Program which replaced their Foreign Financials Program. Additionally, the fee structure of the assets under Sjo's management was changed to a monthly management fee at an annual rate of 2% of assets allocated to Sjo and a quarterly incentive fee of 17% of New High Net Trading Profits (as defined in the Advisory Agreement among the Partnership, the General Partner and Sjo). Prior to the change, Sjo was paid a monthly management fee at an annual rate ranging from 2%-3% and a quarterly incentive fee ranging from 15%-17%.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates, trading performance and redemptions. Interest income from U.S. Treasury bills decreased by $169,000 for the year ended December 31, 1998 as compared to 1997. This decrease was primarily due to the effect of declining interest rates during the current year as well as the effect of fewer funds available for investment in U.S. Treasury bills resulting from poor trading performance and the liquidation of such investments for the payment of redemptions. Interest income declined approximately $3,000 for the year ended December 31, 1997 as compared to 1996 due to poor trading performance in 1997 and redemptions, which was partially offset by slightly higher interest rates in 1997.

   Commissions are calculated on the net asset value on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. Commissions decreased by $349,000 and $61,000 for the years ended December 31, 1998 and 1997, respectively, as compared to prior years. The effect on the monthly net asset values of poor trading performance during 1998 and the second quarter of 1997, as well as redemptions, caused a majority of the decreases. The replacement of Willowbridge as a Trading Manager as discussed above also resulted in decreases to commissions during 1998.

   Other transaction fees consist of National Futures Association, exchange, floor brokerage and clearing fees which are based on the number of trades the Trading Managers execute. Other transaction fees decreased by $77,000 for the year ended December 31, 1998 as compared to 1997 due primarily to lower trading volume and the replacement of Willowbridge as a Trading Manager as discussed above. Other transaction fees increased by $44,000 for the year ended December 31, 1997 as compared to 1996 due primarily to increased trading volume, which is partially attributable to the implementation of a new trading strategy by Sjo as discussed above.

   All trading decisions are currently being made by Sjo and Tamiso. Management fees are calculated on the net asset value allocated to each trading manager as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $201,000 and $62,000 for the years ended December 31, 1998 and 1997, respectively, as compared to prior years for the same reasons commissions decreased as discussed above.

   Incentive fees are based on New High Net Trading Profits generated by each trading manager, as defined in the Advisory Agreements among the Partnership, the General Partner and each Trading Manager. Although the Partnership ended 1998 and 1997 with losses, the Partnership paid incentive fees of $9,000 and $227,000, respectively, during these years. These fees were primarily attributable to positive trading performance during the third quarter of 1998 and the first quarter of 1997. The payment of these fees is not contingent upon future trading performance and, therefore, is unaffected by the Partnership's poor trading performance during the remainder of each year. Incentive fees of $597,000 were paid during the year ended December 31, 1996.

   General and administrative expenses remained relatively stable during the three years ended December 31, 1998. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

Year 2000 Risk

   Investment funds, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer systems in use today cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. This is commonly known as the 'Year 2000 Problem.' The Partnership could be adversely affected if computer systems used by it or any third party with whom it has a material relationship do not properly perform date comparisons and calculations concerning dates on or after January 1, 2000, which in turn could have a negative impact on the handling or determination of trades and prices and the services provided to the Partnership.

   The Partnership has engaged third parties to perform primarily all of the services it needs. Accordingly, the Partnership's Year 2000 Problems, if any, are not its own but those that center around the ability of the General Partner, Prudential Securities Incorporated, its Trading Managers and any other third party with whom the Partnership has a material relationship (individually, a 'Service Provider,' and collectively, the 'Service Providers') to address and correct problems that may cause their systems not to function as intended as a result of the Year 2000 Problem.

   The Partnership has received assurances from its General Partner and Prudential Securities Incorporated that they anticipate being able to continue their operations without any material adverse impact from the Year 2000 Problem. Although other Service Providers, such as the Partnership's Trading Managers, have not made similar representations to the Partnership, the Partnership has no reason to believe that these Service Providers will not take steps necessary to avoid any material adverse impact on the Partnership, though there can be no assurance that this will be the case. The costs or consequences of incomplete or untimely resolution of the Year 2000 Problem by the Service Providers, or by governments, exchanges, clearinghouses, regulators, banks and other third parties, are unknown to the Partnership at this time, but could have a material adverse impact on the operations of the Partnership. The General Partner will promptly notify the Partnership's limited partners in the event it determines that the Year 2000 Problem will have a material adverse impact on the Partnership's operations.

   The Partnership has considered various alternatives as a contingency plan. If the Year 2000 Problems are systemic, for example, the federal government, the banking system, exchanges or utilities are affected materially, there may be no adequate contingency plan for the Partnership to follow other than to suspend operations. If the Year 2000 Problems are related to one or more of the other Service Providers selected by the Partnership, the Partnership believes that each such Service Provider is prepared to address any Year 2000 Problems which arise that could have a material adverse impact on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1998.

--------------------------------------------------------------------------------

      I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund 3, L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1998 was $19.

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